SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: November 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
                          ----------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                             -----------------------
                 (Translation of registrant's name into English)

                                     Ontario
                             -----------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                   -------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X      Form 40-F
                                       ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ____     No  X
                                                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart"), dated November 20, 2003, announcing that the Special Meeting of Shareholders of WorldHeart will be held Tuesday, November 25, 2003 in Toronto, Ontario.


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News Release

For Immediate Release

                               WORLDHEART TO HOLD
                         SPECIAL MEETING OF SHAREHOLDERS

OTTAWA, ON - November 20, 2003 (OTCBB: WHRTF, TSX: WHT) - Shareholders, media and other interested parties are invited to join World Heart Corporation (WorldHeart) at their Special Meeting of Shareholders at the Royal York next week. Meeting details are as follows:

          o    Tuesday, November 25, 2003, 4:00 p.m. EST

          o    Royal York Hotel, 100 Front Street West, Toronto ON

          o    Confederation Room 3

This Special Meeting is being held to vote on:

          1. Consolidation of the issued and outstanding common shares of the Corporation on a one for seven basis;

          2.   Conversion of certain preferred shares to common shares; and

          3.   Revisions to the Employee Stock Option Plan.

The CEO will provide a general corporate update.

To participate by video web cast, go to WorldHeart's homepage at www.worldheart.com, access the web cast link and follow the instructions. An archived version of the recording will be accessible on the home page five business days following the Meeting. The corporate update presentation will be accessible on the home page the following day.

To participate in person, please register with Sharilyn Cyr prior to November 24th at: (613) 226-4278 x 2210, or (510) 563-4995, sharilyn.cyr@worldheart.com.
Interviews on November 25th can be arranged by calling (613) 791-3433.

About Novacor(R) LVAS
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1490 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.


For more information, please contact:
Sharilyn A. Cyr
Marketing Specialist
World Heart Corporation
(613) 226-4278, ext: 2210, or (510) 563-4995


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           World Heart Corporation


Date: November 21, 2003                    By:          /s/  Mark Goudie
                                              ----------------------------------
                                              Name:  Mark Goudie
                                              Title: Chief Financial Officer